THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

June 9, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Wednesday, June 7, 2006 on Post-Effective Amendment No. 63 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the Chinook Emerging Growth Fund (the “Fund”). Our responses to your comments are set forth below.

Comment: Disclose in the Fund’s Statement of Additional Information that the Fund has adopted an anti-money laundering program, and state whether the Fund has appointed a compliance officer to oversee such program..

Response: As requested, we have added the following disclosure to the Fund’s Statement of Additional Information:

Anti-Money Laundering Compliance Program

Customer identification and verification is part of the Fund’s overall obligation to prevent money laundering under federal law. The Trust has, on behalf of the Fund, adopted an anti-money laundering compliance program designed to prevent the Fund from being used for money laundering or financing of terrorist activities (the “AML Compliance Program”). The Trust has delegated the responsibility to implement the AML Compliance Program to the Fund’s transfer agent, Unified Fund Services, Inc., subject to oversight by the Trust’s Chief Compliance Officer and, ultimately, by the Board of Trustees.

When you open an account with the Fund, the Fund’s transfer agent will request that you provide your name, physical address, date of birth, Social Security number or tax identification number. You may also be asked for other information that, in the transfer agent’s discretion, will allow the Fund to verify your identity.

Entities are also required to provide additional documentation. This information will be verified to ensure the identity of all of persons opening an account with the Fund. The Fund reserves the right to (i) refuse, cancel or rescind any purchase or exchange order, (ii) freeze any account and/or suspend account activities, or (iii) involuntarily redeem your account in cases of threatening conduct or suspected fraudulent or illegal activity. These actions will be taken when, in the sole discretion of the Fund’s transfer agent, they are deemed to be in the best interest of the Fund, or in cases where the Fund is requested or compelled to do so by governmental or law enforcement authority.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please advise and we will further revise. Please call me at 314-552-6077 if you have any questions relating to this letter.

Exhibit A

In connection with post-effective amendment no. 63 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, Chinook Emerging Growth Fund (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement about the Fund are the responsibility of the Fund;

2.

The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and the Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By: /s/ Heather A. Barnes, Secretary